Quorum X Diagnostics, Inc.

a Delaware Corporation

Financial Statements

For the fiscal year ending in December 31, 2025

Quorum X Diagnostics, Inc.
Balance Sheet

Balance Sheet

Quorum X Diagnostics, Inc.

As of Dec 31, 2025

	TOTAL	
	AS OF DEC 31, 2025	AS OF DEC 31, 2024 (PY)
Assets		
Current Assets		
Bank Accounts		
360 Savings (6286)	0.00	0.00
Cash on hand	-3,750.00	
Fifth Third- Business X2790	6,664.22	2,913.78
Fifth Third PX7455	5,514.73	5,514.73
Paypal	-146.67	-166.67
Refund	-230.14	-230.14
Total for Bank Accounts	**$8,052.14**	**$8,031.70**
Accounts Receivable		
Accounts Receivable (A/R)	0.00	0.00
Total for Accounts Receivable	**$0.00**	**$0.00**
Other Current Assets		
Deposits	0.00	0.00
Inventory Asset	0.00	0.00
Uncategorized Asset	0.00	0.00
Total for Other Current Assets	**$0.00**	**$0.00**
Total for Current Assets	**$8,052.14**	**$8,031.70**
Fixed Assets		
Computers & Hardware Components	$2,050.92	$2,050.92
Accumulated Depreciation	-410.18	-410.18
Total for Computers & Hardware Components	**$1,640.74**	**$1,640.74**
Intangible Assets		
Data Center Development (Software Development)	63,616.00	63,616.00
Patents & Trademarks	$54,250.15	$54,002.04
Accumulated Amortization	-5,795.78	-5,795.78
Total for Patents & Trademarks	**$48,454.37**	**$48,206.26**
Total for Intangible Assets	**$112,070.37**	**$111,822.26**
Total for Fixed Assets	**$113,711.11**	**$113,463.00**
Total for Assets	**$121,763.25**	**$121,494.70**

Unaudited

Quorum X Diagnostics, Inc.
Profit and Loss

Profit and Loss

Quorum X Diagnostics, Inc.

January 1-December 31, 2025

	TOTAL	
	JAN 1 - DEC 31 2025	JAN 1 - DEC 31 2024 (PY)
Income		
Revenue	4.00	
Total for Income	**$4.00**	
Gross Profit	**$4.00**	
Expenses		
Advertising & Marketing		$145.84
Website	198.03	426.84
Total for Advertising & Marketing	**$198.03**	**$572.68**
Legal & Professional Services	$846.10	$684.17
Legal Fees	941.83	
Tax & Accounting Fees	113.00	280.00
Total for Legal & Professional Services	**$1,900.93**	**$964.17**
Occupancy Expenses		
Lab Rent	2,700.00	2,700.00
Total for Occupancy Expenses	**$2,700.00**	**$2,700.00**
Sales, General & Administrative Expenses		
Bank Charges & Fees	36.50	-8,695.40
Internet & Communication	24.54	
Meals & Entertainment	58.02	41.59
Other Business Expenses	40.00	
Postage & Shipping	253.53	175.85
General Office Supplies & Expenses		2.64
Web Services		39.98
Total for Sales, General & Administrative Expenses	**$412.59**	**-$8,435.34**
Taxes & Licenses		
Business Filing Compliance	139.00	
Total for Taxes & Licenses	**$139.00**	
Travel	$268.22	$24.61
Fuel	13.04	
Taxis, Tolls & Parking	188.53	457.38
Total for Travel	**$469.79**	**$481.99**
Research & Development		
DME & Medical Supplies		49.40
Shipping, Freight & Delivery		13.22
Total for Research & Development		**$62.62**
Total for Expenses	**$5,820.34**	**-$3,653.88**
Net Operating Income	**-$5,816.34**	**$3,653.88**
Net Other Income		
Net Income	**-$5,816.34**	**$3,653.88**

Unaudited

Quorum X Diagnostics, Inc.
Statement of Cash Flows

Quorum X Diagnostics, Inc.
Statement of Changes in Equity

Quorum X Diagnostics, Inc.

For the Years Ended December 31, 2023 and 2024 (USD)

Component	Common Stock	Convertible Notes Equity	Retained Earnings / (Deficit)	Total Equity
Opening Balance (Jan 1, 2023)	7,712,500 shares	—	($[prior deficit])	[calculatec total]
Convertible Notes Converted	+34,265 shares	$38,000 equity added	—	+$38,000
SAFE Investments	—	—	—	No equity impact

Unaudited

Stock Options Granted	150,000 (not exercised)	—	—	—
Net Loss (2023)	—	—	($[e.g., 100,000])	($100,000)
2024 Share Return	–18,000 shares	—	—	Reduction to equity
Net Loss (2024)	—	—	($[e.g., 80,000])	($80,000)
Closing Balance (Dec 31, 2024)	7,728,765 shares	$38,000 reflected in equity	($[cumulative loss])	Final Equity Line

*Completed with the help of ChatGPT

***There has been no changes in Equity in 2025.


QXD, Inc.
Statement of Financial Position
Ending in Dec 31, 2025
(in U.S. dollars)


ASSETS

Current Assets

- Cash $0

Non-Current Assets

- Intellectual Property (e.g., diagnostic IP, filings) $10,000

TOTAL ASSETS **$10,000**

LIABILITIES AND EQUITY

Current Liabilities

- Accrued Legal Fees (vendor unpaid) $20,000.00

- Short Term Loan-Lisa Bronson (used for legal fees) $6,500.00
- Short Term Loan-Mark Kopsel……………………………$8,500.00
- Founder Loan-Maria Nagy 2022……………………………………….
- Founder Loan-Maria Nagy 2023…………………………………….$4,785.00
- Founder Loan-Maria Nagy 2024……………………………………….$19,724.00
- Founder Loan-Maria Nagy 2025……………………………………….$21,411.84

- PayPal line of Credit (used for legal fees) $5,500.00

- Credit Cards-(Affirm-$1,500 and Capital One CC-$500 (legal fees) $2,000

Long Term Liabilities…………………………………………….$207,748.00

TOTAL LIABILITIES **$269,972.00**

EQUITY

- Common Stock $100

- Additional Paid-in Capital $0


Unaudited


- Retained Earnings (Deficit) .... **($38,000)**

TOTAL EQUITY .... **($38,000)**

TOTAL LIABILITIES & EQUITY $303,972.00

*Please note some Reconciliation activities are still being finalized.

Quorum X Diagnostics, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025

1. ORGANIZATION AND PURPOSE

Quorum X Diagnostics, Inc. (the "Company") is a corporation organized in August, 10, 2017 under the laws of Delaware. QuorumX Diagnostics, Inc. is an early-stage biotechnology company focused on developing rapid diagnostic technologies based on quorum sensing biomarkers. The company identifies microorganisms by detecting quorum sensing signaling compounds produced by pathogenic bacteria. QuorumX Diagnostics is currently focusing on a diagnostic for *Pseudomonas aeruginosa*. The company has operated primarily in a research and development phase and has been bootstrapped over the past three years, which has contributed to the gradual pace of progress.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing, patent applications and litigation activities.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

Platinum Laboratories, Inc. filed a lawsuit against QXD, Inc. and Dr. Maria Nagy (CEO), alleging breach of contract related to a COVID-19 diagnostic product. The suit claims that QXD and Dr. Nagy failed to fulfill the milestones tied to FDA EUA submission. The agreement stipulated that royalty payments would be contingent upon receiving FDA approval and market launch. Since the company did not achieve approval, royalties were never paid.

QXD and Dr. Nagy dispute the allegations and are actively defending the matter.

As of the Mid 2025, Quorum X Diagnostics, Inc. lost on default in the lawsuit. Despite expending significant resources to overturn the default, the effort was unsuccessful. As of now, an outstanding balance of $235,000 remains owed by Quorum X Diagnostics and Dr. Maria Nagy. However, the company initiated a payment plan in January 2026, making monthly payments of $500. The company continues to work with legal counsel to monitor and comply with this arrangement. This payment plan nullifies all previous investment from Tom Harbaugh and Platinum Laboratories. This includes the 2 original royalty agreements from Platinum Laboratories, plus the $15,000 cash investment into Wefunder as well as the $15,000 SAFE outside of Wefunder that was a noncash consideration. (The noncash service was the investment into Wefunder at a critical time so that QXD could hit our Wefunder minimum raise requirement by the deadline.)

The company will continue to monitor the matter and update the financial statements as necessary in accordance with ASC 450-20, *Contingencies – Loss Contingencies*. Further, The company is currently working to address outstanding tax filings and is striving to comply with all laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.